PRESS RELEASE

Company Contacts	IR Agency Contact
Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes announces approval of a 3-year 100M NIS plan by Israeli Chief Scientist to establish new Cloud Computing R&D center

The new R&D Center is planned to grow to 100 engineers by 2016 focusing on developing cutting edge technologies in the fields of cloud computing and unified communications

Lod, Israel – April 09, 2014 - AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced that the Israeli Office of the Chief Scientist (OCS) has approved in principle a 3-year program (2014-2016) for AudioCodes for approximately 100 million NIS (equal to approximately $29 million based on the current NIS US$ exchange rate) to establish an advanced innovative research and development center for cloud technologies. The Israeli OCS approved a budget of approximately $6.4 million for year 2014, of which nearly two thirds will be supported by the OCS.

AudioCodes cloud delivery network architecture (CDNA) program includes the establishment of infrastructure for a new research and development center and hiring of engineers, to reach a R&D staff of 100 engineers by 2016. AudioCodes expects that a significant portion of the cost of this project will be reimbursed to it through grants from the Office of the Chief Scientist pursuant to this program. The grants are subject to conditions relating to grants by the Office of the Chief Scientist. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by the Office of the Chief Scientist.

Under the CDNA program AudioCodes plans to develop a set of technologies, infrastructures, platforms and services that will be designed to operate in challenging cloud environments and will enable delivery of real time communication (RTC) as well as value added services. These platforms and products will utilize principles of network functions virtualization (NFV) and software defined networking (SDN) architectures. Cloud-deployed components will support both private clouds as well as public clouds. The latter being particularly challenging, and for which special methods for voice quality enhancements will be developed.

The CDNA solution will enable AudioCodes and its business partners to develop and provide innovative cloud based RTC services with on-demand scale, high voice quality and business continuity. Business partners will be able to focus on the application and rely on the CDNA to provide interworking with other unified communications (UC) systems, Connectivity to WebRTC (Browser based RTC), security, anti-fraud and identity management, quality of service monitoring and enhancements and a selection of advanced cloud based services such as UC mobility, recording, speech recognition enabled auto-attendant and more.

AudioCodes announces approval of a 3-year 100M NIS plan by Israeli Chief Scientist to establish new Cloud Computing R&D center

Shabtai Adlersberg, AudioCodes President and CEO, stated “As a successful high-tech Israeli company that believes in the value and importance of developing state–of-the art technologies in Israel, we are proud to be a part of this national initiative to advance the vision of the Negev and the human capital in peripheral communities of Israel. With this program, AudioCodes is positioning itself as a leading cloud based UC and mobility player, utilizing NFV and SDN technologies for advanced real time communications to enable its business partners to deliver advanced services and solutions.”

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2014 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes announces approval of a 3-year 100M NIS plan by Israeli Chief Scientist to establish new Cloud Computing R&D center

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